CM 3.22

BB 3/11

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response . . . | 12.00 |

04015626

SE...S ...E COMMISSION
Washington, D.C. 20549

RECEIVED MAR - 1 2004 158

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48294 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXUS FINANCIAL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2910 NORTH ARCADIA STREET, #200
(No. and Street)

| COLORADO SPRINGS | COLORADO | 80907-6335 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. FORBES 719-630-7204
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICKORDS & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

617 NORTH 17TH STREET, SUITE 100, COLORADO SPRINGS, CO 80904-3578
(Address) (City) (State) Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, ROBERT A. FORBES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXUS FINANCIAL, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DIANA L. LOVE
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 11/10/2007

Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXUS FINANCIAL, INC.

Accountants' Report and Financial Statements

FORM X-17A-5
FOCUS REPORT

December 31, 2003 and December 31, 2002

# NEXUS FINANCIAL, INC.

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

517 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Nexus Financial, Inc.

We have audited the accompanying balance sheet of Nexus Financial, Inc. as of December 31, 2003, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexus Financial, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
Colorado Springs, CO 80904
February 19, 2004

# FINANCIAL STATEMENTS

NEXUS FINANCIAL, INC.
Statement of Financial Condition
December 31, 2003 and 2002

## Assets

| | 2003 | 2002 |
|---|---|---|
| Current assets: | | |
| Cash | $ 1,194 | $26,115 |
| Total current assets | 1,194 | 26,115 |
| Investments: | | |
| Marketable securities | 7,468 | 5,935 |
| NASD Investment | 3,300 | 3,300 |
| Total investments | 10,768 | 9,235 |
| Total assets | $11,962 | $35,350 |

## Liabilities and Stockholders' Equity

| | 2003 | 2002 |
|---|---|---|
| Current liabilities: | | |
| Income tax payable | $ 00 | 3,345 |
| Total current liabilities | 00 | 3,345 |
| Stockholders' equity | | |
| Common stock, ($1 par, 50,000 shares authorized, 1,500 issued) | 1,500 | 1,500 |
| Paid-in capital | 10,050 | 10,050 |
| Unrealized gain (loss) on marketable securities | 200 | (904) |
| Retained earnings | 212 | 21,359 |
| Total stockholders' equity | 11,962 | 32,005 |
| Total liabilities and stockholders'equity | $11,962 | $35,350 |

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Income and Retained Earnings
For the years ended
December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Total Revenue | $386,164 | $448,143 |
| **Selling expenses:** | | |
| Management fees | 217,134 | 143,100 |
| Profit sharing contributions | 00 | 16,141 |
| Money purchase contributions | 00 | 614 |
| Travel | 20,037 | 19,291 |
| Total selling expenses | 237,171 | 179,146 |
| **General and administrative expenses:** | | |
| Salaries | 68,400 | 97,469 |
| Bank charges | 296 | 165 |
| Dues and subscriptions | 6,279 | 5,247 |
| Equipment rental | 00 | 193 |
| Insurance | 35,641 | 28,956 |
| Professional fees | 4,450 | 4,250 |
| Miscellaneous expense | 00 | 150 |
| Office expense | 9,488 | 9,800 |
| Outside services | 983 | 557 |
| Postage | 4,944 | 6,196 |
| Printing | 406 | 976 |
| License and fees | 959 | 2,137 |
| Entertainment | 00 | 182 |
| Public relations | 00 | 175 |
| Telephone | 10,589 | 15,900 |
| Rent expense | 18,000 | 15,000 |
| Repair and maintenance | 635 | 1,942 |
| Taxes | 5,725 | 8,884 |
| Total general and administrative expenses | 166,795 | 198,179 |
| Total Expenses | 403,966 | 377,325 |
| Net income (loss) before taxes | (17,802) | 17,118 |
| Federal income tax | 00 | 2,559 |
| Net income (loss) | (17,802) | 14,559 |
| Retained earnings, beginning of year | 21,359 | 6,669 |
| Federal income tax prior period | (3,345) | 131 |
| Retained earnings, end of year | $ 212 | $ 21,359 |
| Earnings (loss) per share | $ .14 | $ 9.71 |

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Cash Flows
For the years ended
December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Cash flows from operating activities: | | |
| Cash received from clients | 386,164 | 397,443 |
| Cash paid to employees, suppliers, and for services | (411,085) | (386,766) |
| Net Cash From Operating Activities | (24,921) | 7,677 |
| Cash & cash equivalents at beginning of period | 26,115 | 18,438 |
| Cash & cash equivalents at end of period | $ 1,194 | $ 26,115 |

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

| | 2003 | 2002 |
|---|---|---|
| Net income (loss) | $(21,147) | $ 14,559 |
| Adjustment to reconcile net income to Net cash provided by operating Activities: | | |
| Federal income tax refund | 00 | 131 |
| | (21,147) | 14,690 |
| Changes in: | | |
| Decrease (increase) in marketable securities | (429) | (6,839) |
| Decrease (increase) prepaid federal income tax | 00 | 840 |
| (Decrease) increase in accrued expenses | 00 | (4,359) |
| (Decrease) increase in income tax payable | (3,345) | 3,345 |
| Total adjustments | (3,774) | 7,013 |
| Net Cash From operating activities | $(24,921) | $ 7,677 |

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Changes in Stockholders Equity
For the years ended
December 31, 2003 and 2002

| | Common Stock | Paid-in Capital | Retained Earnings | Unrealized Loss | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2001 | $1,500 | $10,050 | $ 6,669 | $ 00 | $18,219 |
| Income tax refund | 00 | 00 | 131 | 00 | 131 |
| Unrealized loss on Marketable securities | 00 | 00 | 00 | (904) | (904) |
| Net income, December 31, 2002 | 00 | 00 | 14,559 | 00 | 14,559 |
| Balance, December 31, 2002 | 1,500 | 10,050 | 21,359 | (904) | 32,005 |
| Prior period income tax | 00 | 00 | (3,345) | 00 | (3,345) |
| Marketable securities Adjustment | 00 | 00 | 00 | 1,104 | 1,104 |
| Net loss, December 31, 2003 | 1,500 | 10,050 | (17,802) | 00 | (17,802) |
| Balance December 31, 2003 | $ 1,500 | $10,050 | $ 212 | $ 200 | $11,962 |

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

(1) The Company is owned by four stockholders

| | |
|---|---|
| 500 shares | Robert A. Forbes |
| 500 shares | Stephen R. Dierks |
| 500 shares | Clifford B. Poulton |
| 500 shares | Louis M. Jiminez |

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies

a. Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Commissions

Commissions and related clearing expenses are recorded on trade-date basis as securities transactions occur.

d. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

e. Deferred Compensation

No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial. No provisions for salaried personnel.

f. Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized. Gain or loss on retirement of property is included in income.

g. Estimates

There are no significant estimates used in preparation of financial statements.

(3) Related party transactions

Four stockholders own the Company. During the period ended December 31, 2003, a management fee in the amount of $202,500 was paid to Nexus Financial Programs, Inc., which is also owned by Robert A. Forbes, Stephen R. Dierks, Clifford B. Poulton and Louis M. Jiminez. The building is owned by SCR, LLC with the equal partners: Robert A. Forbes, Stephen R. Dierks and Clifford B. Poulton.

(4) Financial Instruments

The Company maintains one bank account at U.S. Bank. The balance at December 31, 2003 was $1,194.11. The Federal Deposit Insurance Corporation up to $100,000 insures accounts at the institution. At December 31, 2003, there were no concentrations of credit risk in the cash accounts.

(5) Profit Sharing Plan

A Profit-Sharing Plan was established with the effective date of April 1, 1995. Employees are eligible with 0 years of service when they have attained the age of 21. Credited service is based on actual hours for which an Employee is paid or entitled to payment. Contributions are discretionary pursuant to Employer resolution and if no resolution is adopted then 3% of Participant's compensation. Normal retirement age shall be 55 years. The plan permits hardship withdrawal and loans to Participants. There is 100% vesting immediately after satisfaction of the eligibility requirements.

NEXUS FINANCIAL, INC.
Notes to the Financial Statements
Years Ended December 31, 2003 and 2002

## (6) Money Purchase Pension Plan

A money purchase plan was established September 11, 1997. Employees are eligible with 0 years of service when they have attained the age of 21. Compensation is determined by wages paid for purposes of income tax withholding. The employer will contribute 10% of compensation for each participant. Normal retirement age is 55 with no early retirement permitted. Vesting is immediate after eligibility requirements are satisfied.

## (7) Management Agreement

An agreement for management services was entered into on November 3, 1995 between Nexus financial Programs, Inc. and Nexus Financial, Inc. to purchase management services on a continuing basis beginning January 1, 1996, to pay a management fee. The fee will be the lesser of 100% of the gross dealer concessions and service fee actually received during the prior month. Or such amount that when properly recorded will not cause the "Net capital" as defined by the NASD to fall below 120% of the Net Capital requirement.

## (8) Earnings (Loss) per Share

Earnings (loss) per share of common stock were computed by dividing net income (loss) by the number of common shares outstanding for the year.

## (9) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2003.

The Company had no other debt at December 31, 2003.

## (10) Capital Stock

A summary of the corporation's capital stock at December 31, 2003, is as follows:

Common stock -- $1.00 per value
Authorized -- 50,000 shares
Issued and outstanding -- 1,500 shares

NEXUS FINANCIAL, INC.
Notes to the Financial Statements
Years Ended December 31, 2003 and 2002

## (11) Risk

a. Cash-Checking account was maintained in one bank with a balance of $1,194 fully covered by FDIC insurance.

b. The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

## (12) Focus Report Reconciliation

a. Balance Sheet:

| | |
|---|---|
| Focus Report—Cash | $ 8,541 |
| Expense correction | (805) |
| Transfer to securities | (6,542) |
| Corrected balance | $ 1,194 |
| | |
| Investments-Securities | $ 00 |
| Transfer from cash | 6,542 |
| Corrected to actual | 925 |
| | $ 7,467 |
| | |
| Retained Earnings | $ 291 |
| Expense correction | (805) |
| Investment correction | 925 |
| Transfer to marketable securities | (200) |
| Rounding | 1 |
| | $ 212 |

b. Income Statement

| | |
|---|---|
| Net Income per focus | $(24,269) |
| Prior period income taxes | 3,345 |
| Transfer to marketable securities | 925 |
| Adjust marketable securities | 1,104 |
| Adjust expenses | 1,093 |
| | $(17,802) |

# SUPPLEMENTARY INFORMATION

# FORM X-17A-5

3/91

# FOCUS REPORT

(5-31-87)

(Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

| | |
|---|---|
| NAME OF BROKER-DEALER | SEC FILE NO. |
| NEXUS FINANCIAL, INC. [13] | 8-48294 [1] |
| | FIRM ID. NO. |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.) | 1-1-03 [1] |
| 2910 NORTH ARCADIA STREET, #200 [20] (No. and Street) | FOR PERIOD BEGINNING (MM/DD/YY) 12-31-03 [24] |
| COLORADO SPRINGS [21] (City) COLORADO [22] (State) 80907-6335 [23] (Zip Code) | AND ENDING (MM/DD/YY) [25] |
| NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT | (Area Code)—Telephone No. |
| ROBERT A. FORBES [30] | 619-630-7204 [31] |
| NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE |
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of Feb ~~19~~ 2004

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) Diana L. Love
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-03 [99]
SEC FILE NO. 8-48294 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | $ 1,194 [200] | | $ 1,194 [750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | [295] | | |
| B. Other | [300] | $ [550] | [810] |
| 3. Receivables from non-customers | [355] | [600] | [830] |
| 4. Securities and spot commodities owned, at market value: | | | |
| A. Exempted securities | [418] | | |
| B. Debt securities | [419] | | |
| C. Options | [420] | | |
| D. Other securities | 7,468 [424] | | |
| E. Spot commodities | [430] | | 7,468 [850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost $ [130] | | | |
| B. At estimated fair value | [440] | 3,300 [610] | 3,300 [860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [460] | [630] | [880] |
| A. Exempted securities $ [150] | | | |
| B. Other securities $ [160] | | | |
| 7. Secured demand notes: | [470] | [640] | [890] |
| market value of collateral: | | | |
| A. Exempted securities $ [170] | | | |
| B. Other securities $ [180] | | | |
| 8. Memberships in exchanges: | | | |
| A. Owned, at market $ [190] | | | |
| B. Owned, at cost | | [650] | |
| C. Contributed for use of the company, at market value | | [660] | [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [480] | [670] | [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [490] | [680] | [920] |
| 11. Other assets | [535] | [735] | [930] |
| 12. TOTAL ASSETS | $ 8,662 [540] | $ 3,300 [740] | $ 11,962 [940] |

OMIT PENNIE

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-03

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|---|
| 13. Bank loans payable | | $ [1045] | $ [1255] | $ [1470] |
| 14. Payable to brokers or dealers: | | | | |
| A. Clearance account | | [1114] | [1315] | [1560] |
| B. Other | | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | | [1205] | [1385] | [1685] |
| 18. Notes and mortgages payable: | | | | |
| A. Unsecured | | [1210] | | [1690] |
| B. Secured | | [1211] | [1390] | [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | | |
| A. Cash borrowings: | | | [1400] | [1710] |
| 1. from outsiders | $ [970] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of | $ [980] | | | |
| B. Securities borrowings, at market value: | | | [1410] | [1720] |
| from outsiders | $ [990] | | | |
| C. Pursuant to secured demand note collateral agreements: | | | [1420] | [1730] |
| 1. from outsiders | $ [1000] | | | |
| 2. Includes equity subordination (15c3-1 (d)) of | $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | | $ [1230] | $ [1450] | $ [1760] |

### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole proprietorship | | $ [1770] |
| 22. Partnership (limited partners | $ [1020]) | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | | 1,500 [1792] |
| C. Additional paid-in capital | | 10,050 [1793] |
| D. Retained earnings | | 412 [1794] |
| E. Total | | [1795] |
| F. Less capital stock in treasury | | ( ) [1796] |
| 24. TOTAL OWNERSHIP EQUITY | | $ 11,962 [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | $ 11,962 [1810] |

OMIT PENNIES

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-03

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 11,962 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 11,962 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 11,962 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 3,300) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 8,662 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( ) | 3740 |
| 10. | Net Capital | | | $ 8,662 | 3750 |

OMIT PENNIES



2/78

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-03

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 375 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 5,000 | 375 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 5,000 | 376 |
| 14. | Excess net capital (line 10 less 13) | $ 3,662 | 377 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ 3,662 | 378 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ | 379 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | 383 |
| 19. | Total aggregate indebtedness | | | $ | 384 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % | 385 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % | 386 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 387 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 388 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | 376 |
| 25. | Excess net capital (line 10 less 24) | $ | 391 |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | 392 |

OMIT PENNI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.



3/83

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** NEXUS FINANCIAL, INC.

| | | | | |
|---|---|---|---|---|
| For the period (MMDDYY) from | 1-1-03 | 3932 | to 12-31-03 | 3933 |
| Number of months included in this statement | 12 | 3931 | | |

### STATEMENT OF INCOME (LOSS)

| | | | |
|---|---|---|---|
| **EVENUE** | | | |
| 1. Commissions: | | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | | $ | 3935 |
| b. Commissions on listed option transactions | | | 3938 |
| c. All other securities commissions | | | 3939 |
| d. Total securities commissions | | | 3940 |
| . Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | | 3945 |
| b. From all other trading | | | 3949 |
| c. Total gain (loss) | | | 3950 |
| . Gains or losses on firm securities investment accounts | | | 3952 |
| Profit (loss) from underwriting and selling groups | | | 3955 |
| 5. Revenue from sale of investment company shares | | 386,164 | 3970 |
| Commodities revenue | | | 3990 |
| Fees for account supervision, investment advisory and administrative services | | | 3975 |
| 8. Other revenue | | | 3995 |
| Total revenue | | $ 386,164 | 4030 |
| **EXPENSES** | | | |
| Salaries and other employment costs for general partners and voting stockholder officers | | $ 101,325 | 4120 |
| Other employee compensation and benefits | | 24,029 | 4115 |
| 12. Commissions paid to other broker-dealers | | | 4140 |
| Interest expense | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | 4070 | | |
| 14. Regulatory fees and expenses | | 110 | 4195 |
| Other expenses | | 278,502 | 4100 |
| Total expenses | | $ 403,966 | 4200 |
| **INCOME** | | | |
| Net Income (loss) before Federal income taxes and items below (item 9 less item 16) | | $ (17,802) | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | | 4220 |
| Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of | 4238 | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of | 4239 | | |
| Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | $ (17,802) | 4230 |
| **THLY INCOME** | | | |
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | | $ | 4211 |



1/7

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC.

For the period (MMDDYY) from 1-1-03 to 12-31-03

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | |
|---|---|---|---|
| 1. Balance, beginning of period | | $ 32,005 | 4240 |
| A. Net income (loss) | | (17,802) | 4250 |
| B. Additions (Includes non-conforming capital of PRIOR PERIOD TAX $ | 4262 ) | (3,345) | 4260 |
| C. Deductions (Includes non-conforming capital of MKT SEC ADJUSTMENT | 4272 ) | 1,104 | 4270 |
| 2. Balance, end of period (From item 1800) | | $ 11,962 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-03

**Exemptive Provision Under Rule 15c3-3**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .......... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .......... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .......... [4580]

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4655 |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4665 |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4675 |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4685 |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4695 |

TOTAL $ NONE [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

RICKORDS & ASSOCIATES, P.C.

| Number and Street | City | State | Zip Code |
|---|---|---|---|
| 617 N. 17TH STREET, SUITE 100 | COLORADO SPRINGS | CO 70 | 80904 |

ADDRESS

71 72 73 74

Check One

( X ) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | | |

NEXUS FINANCIAL, INC.

Computation for Determination of Reserve Requirements in accordance with Rule 15c3-3

And

Reconciliation of Computation of Reserve Requirements pursuant to Rule 17a5(d) (4)

And

Information Relating to the Possession or Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2003 and 2002

Under Rule 15c3-3 (k) (2) (B) Nexus Financial, Inc. is exempt from a computation for determination of Reserve Requirements as required under Rule 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements as required under Rule 17A5 (d) (4) and information relating to the possession or control required under Rule 15c3-3.

NEXUS FINANCIAL, INC.

Computation of Aggregate Indebtedness and Net Capital in accordance with Rule 15c-1 under the Securities Exchange Act of 1934.

December 31, 2003

| | |
|---|---|
| Aggregate Indebtedness: | |
| Accrued expenses | $ 00 |
| Total aggregate indebtedness | $ 00 |
| Net Capital: | |
| Credit items: | |
| Retained earnings | $ 212 |
| Unrealized gain on marketable securities | 200 |
| Additional paid-in capital and common stock | $10,550 |
| Total credit items | $11,962 |
| Deductions and Charges: | |
| Nonallowable assets | $ 3,300 |
| Total deductions and charges | $ 3,300 |
| Net Capital | $ 8,662 |
| Capital Requirements: | |
| Required capital | $ 5,000 |
| Net capital in excess of requirements | 3,662 |
| Net Capital | $ 8,662 |
| Percent of aggregate indebtedness to net capital | 0% |

There were no liabilities subordinated to claims of general creditors.

NEXUS FINANCIAL, INC.

Reconciliation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2003

Computation of Net Capital

| | |
|---|---|
| Net capital as reported on 17a-Part IIA (Focus Report) as of December 31, 2003 | $8,541 |

Adjustments:

| | |
|---|---|
| Expense correction | (805) |
| Investment increase | 925 |
| Rounding | 1 |
| Adjusted Net Capital | $8,662 |

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountants' Report of Material Inadequacies

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with Rule 17a-5(j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customer's securities during the periods ended December 31, 2003 and December 31, 2002.

Rickords & Associates, P.C.
February 19, 2004

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

# Accountant's Report on Internal Control

Board of Directors
Nexus Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Nexus Financial, Inc., (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
February 19, 2004